FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 6, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident to Initiate NYSE Listing NEWS RELEASE NUMBER 31 - 05 December 6, 2005

CALGARY, ALBERTA - Provident Energy Trust (TSX-PVE.UN; AMEX-PVX) has announced its intention to move its U.S. listing to the New York Stock Exchange (NYSE) from the American Stock Exchange (AMEX) and expects trading of its trust units to commence on the NYSE effective December 16, 2005. The trust units will continue to trade under the symbol "PVX.”

“Provident has grown tremendously in the nearly five years since the inception of the Trust, increasing market capitalization to approximately $2.3 billion and generating strong returns for our unitholders,” said Tom Buchanan, Chief Executive Officer. “We believe the move to the NYSE will provide greater access to capital markets, improve the visibility and liquidity of the trust units, and provide a platform for anticipated future growth.”

“Provident has enjoyed a strong relationship during our term with AMEX and would like to express our appreciation for their professionalism, service and support,” Mr. Buchanan said. Provident’s trust units will continue to trade on the AMEX until December 16.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and currently trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: December 6, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary